June 3, 2013
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jeffrey P. Riedler
Assistant Director

RE:	Cellular Dynamics International, Inc. Amended Confidential Draft Registration Statement on Form S-1 Submitted May 17, 2013 CIK No. 0001482080
Ladies and Gentlemen:
We are submitting this letter on behalf of Cellular Dynamics International, Inc. (the "Company" or "CDI") in response to comments from the staff (the "Staff”) of the Securities and Exchange Commission (the "Commission") received by electronic mail dated May 30, 2013 relating to Amendment No. 2 to the Company's Confidential Registration Statement on Form S-1 filed with the Commission on May 17, 2013 (the "Registration Statement"). The numbered paragraphs below correspond to the numbered comments in the Staff's letter and the Staff's comments are presented in bold italics.
General

1.
Staff Comment: We acknowledge the disclosure provided in response to previous comment 2. Please represent to us that your overhead costs allocated to research and development expenses do not include general and administrative expenses that are not clearly related to your research and development activities. Otherwise, please explain to us the nature of the overhead costs you allocate to research and development expenses and how your allocation complies with ASC 730-10-25-2e.

Response: The Company hereby represents that its overhead costs allocated to research and development expenses do not include general and administrative expenses that are not clearly related to its research and development activities.
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Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Securities and Exchange Commission
June 3, 2013

Very truly yours,
GODFREY & KAHN, S.C.
/s/ Dennis F. Connolly

Dennis F. Connolly

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